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SEC
Mail Processing
Section
MAR 01 2018
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texakoma Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 GRANITE PARKWAY, STE 600, GRANITE PARK 3
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. ANTHONY BIGELOW, CPA — 972-317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW & CO., PC.
(Name – *if individual, state last, first, middle name*)

3492 LONG PRAIRIE RD., STE 100	FLOWER MOUND	TX	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texakoma Financial, Inc., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE ANNETTA COLVIN
Notary Public, State of Texas
My Commission Expires
April 06, 2019

Catherine A. Colvin
Notary Public

Bill Stapleton
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2017 AND 2016

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Texakoma Financial, Inc. as of December 31, 2017 and 2016, the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Texakoma Financial, Inc.'s management. Our responsibility is to express an opinion on Texakoma Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Texakoma Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Texakoma Financial, Inc.'s financial statements. The supplemental information is the responsibility of Texakoma Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dance, Bigelow & Co., P.C.

We have served as Texakoma Financial, Inc.'s auditor since 2000.

Flower Mound, TX
February 27, 2018

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
ASSETS:		
Cash	$ 722,970	$ 733,318
Accounts receivable-affiliate	176,210	182,337
Prepaid expense	18,921	18,643
Total current assets	918,101	934,298
Deferred tax asset	8,173	8,212
TOTAL ASSETS	$ 926,274	$ 942,510

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
LIABILITIES:		
Accounts payable-trade	$ 118	$ 32,152
Accrued commissions	97,657	103,786
Accrued expenses and other	78,036	56,328
Total liabilities	175,811	192,266
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	23,656	23,437
Total stockholder's equity	750,463	750,244
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 926,274	$ 942,510

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES		
Commission income	$ 2,830,580	$ 2,317,458
Total revenues	2,830,580	2,317,458
EXPENSES:		
Commissions	1,706,196	1,347,475
Salaries and wages	1,617,841	1,314,924
Payroll and general taxes	216,222	192,137
401(k) contributions	31,805	31,976
Registration	12,820	10,174
Professional fees	34,424	31,873
Administration	303,393	123,946
Compliance expense	258,222	232,248
Leads	119,123	79,647
Rent	167,967	165,498
Communications	19,467	18,835
Postage and delivery	43,581	45,297
Other operating expenses	382,453	210,190
Reimbursed expenses	(2,083,191)	(1,486,116)
Total expenses	2,830,323	2,318,104
INCOME (LOSS) BEFORE INCOME TAXES	257	(646)
PROVISION FOR INCOME TAXES		
Deferred tax benefit (expense)	(38)	97
NET INCOME (LOSS)	$ 219	$ (549)

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2017 AND 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2015	$ 6,000	$ 720,807	$ 23,986	$ 750,793
Net income (loss)			(549)	(549)
BALANCE, DECEMBER 31, 2016	$ 6,000	$ 720,807	$ 23,437	$ 750,244
Net income (loss)			219	219
BALANCE, DECEMBER 31, 2017	$ 6,000	$ 720,807	$ 23,656	$ 750,463

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities -		
Net income (loss)	$ 219	$ (549)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	6,127	(121,346)
Prepaid expenses	(278)	647
Deferred tax asset	39	(97)
Accounts payable-trade	(32,034)	32,076
Accrued commissions	(6,129)	82,126
Accrued expenses and other	21,708	16,565
Net cash provided (used) by operating activities	(10,348)	9,422
Cash at the beginning of the year	733,318	723,896
Cash at end of year	$ 722,970	$ 733,318

Supplemental Disclosures of Cash Flow Information:

	2017	2016
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. ("the Company"), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements –

<u>Revenue from Contracts with Customers (ASU 2014-09)</u>: This standard supersedes existing revenue recognition guidance and provides a new framework for recognizing revenue. The core principle of the standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new standard also requires significantly more comprehensive disclosures than the existing standard. Guidance pursuant to ASU 2014-09 has been issued to clarify various provisions in the standard, including principal versus agent considerations, identifying performance obligations, licensing transactions, as well as various technical corrections and improvements. This standard may be adopted using either a retrospective or modified retrospective method. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and early adoption is permitted. Based upon our initial review and evaluation, we do not expect this standard to have any material effect on our financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $547,159, which was $535,438 in excess of its required net capital of $11,721. At December 31, 2016, the Company had net capital of $541,052, which was $528,234 in excess of its required net capital of $12,818.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon Texakoma Exploration & Production, LLC ("TEP"), an affiliated company that originates all of the oil and gas investment ventures marketed by the Company. The loss of these ventures could have a material adverse effect on the Company.

4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2014.

The Company's deferred tax assets of $8,173 at December 31, 2017 and $8,212 at December 31, 2016 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $54,524 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2017, along with the expiration dates, are listed below.

Year Generated	NOL Remaining	Year of Expiration
2005	11,183	2025
2007	1,792	2027
2009	6,718	2029
2011	9,971	2031
2013	20,900	2033
2015	3,314	2035
2016	646	2036
	$ 54,524	

5. RELATED PARTY TRANSACTIONS

The Company is under common and affiliated ownership and business management with TEP and Texakoma Operating, L.P. ("TOLP"). TOLP allocates to the Company a portion of the salaries of its employees based on the estimated time spent by each employee on the Company's business. TOLP also allocates to the Company various categories of overhead expense, including office rent, based on estimated usage. These allocated salaries and expenses were $1,579,912 in 2017 and $1,159,437 in 2016.

All of the Company's revenues were generated by services to TEP (see note 3) pursuant to a Facilities and Services Agreement ("Agreement"). This Agreement, renewed and amended as of November 1, 2014, has an initial term of five years unless earlier terminated as provided in the Agreement. Accounts receivable due from TEP as of December 31, 2017 and December 31, 2016 were $176,210 and $182,337, respectively.

TEP reimbursed the Company $2,083,191 in 2017 and $1,486,116 in 2016 for operating costs, including the salaries and overhead expense allocated to the Company by TOLP.

6. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees could contribute up to $18,000 in both 2017 and 2016. The Company matched 25% of the employees' contributions up to a maximum of 6% of compensation in 2017 and 2016. The Company's contributions for the years ended December 31, 2017 and 2016 were $31,805 and $31,976, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants have the right to direct how their accounts are invested within several investment options offered by the Plan.

7. SIGNIFICANT CONCENTRATIONS OF CASH

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2017, such deposits are only insured up to $250,000.

8. COMMITMENTS AND CONTINGENCIES

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

9. SUBSEQUENT EVENTS

Management is not aware of any material subsequent events through February 27, 2018, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2017

Schedule I, Computation of Net Capital Under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	750,463
Less non-allowable assets:		
Accounts receivable - affiliate		176,210
Prepaid expenses		18,921
Deferred tax asset		8,173
Net capital		547,159
Minimum net capital required		11,721
Excess net capital	$	535,438
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	175,811
Aggregate indebtedness	$	175,811
Ratio: aggregate indebtedness to net capital:		32%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2017 FOCUS report is as follows: None

FOCUS Report:	$	547,159
Net Capital per audit report	$	547,159

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2017.

TEXAKOMA FINANCIAL, INC.
EXEMPTION REPORT
REQUIRED BY RULE 15c3-3(k)
DECEMBER 31, 2017

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Texakoma Financial, Inc.

We have reviewed management's statements, included in the accompanying 2017 Exemption Report, in which (1) Texakoma Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Texakoma Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (exemption provisions) and (2) Texakoma Financial, Inc. stated that Texakoma Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Texakoma Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texakoma Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dance, Bigelow & Co., P.C.

Flower Mound, TX

February 27, 2018

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

Texakoma Financial Inc.

Granite Park Three
5601 Granite Parkway, Suite 600
Plano, TX 75024
P: 972-701-9106

2017 Exemption Report

Texakoma Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, William Stapleton, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: President

February 7, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2563********************MIXED AADC 220
34706 FINRA DEC
TEXAKOMA FINANCIAL INC
500 GRANITE PARKWAY STE 600
PLANO, TX 75024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES BUSBY 972-701-9106

2. A. General Assessment (item 2e from page 2) $ 4,246
   B. Less payment made with SIPC-6 filed (exclude interest) (1,922)
   7-19-17
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 2,324
   E. Interest computed on late payment (see instruction E) for — days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,324
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,324
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TEXAKOMA FINANCIAL, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 9th day of FEBRUARY, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,830,580
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 2,830,580
2e. General Assessment @ .0015	$ 4,246
	(to page 1, line 2.A.)

TEXAKOMA FINANCIAL, INC.
AGREED-UPON PROCEDURES AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 (e)(4)
DECEMBER 31, 2017

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Texakoma Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Texakoma Financial, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Texakoma Financial, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Texakoma Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Texakoma Financial, Inc.'s management is responsible for Texakoma Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow & Co., P.C.

Flower Mound, TX

February 27, 2018

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142